________________________________________________________________________________

                      Securities and Exchange Commission
                             Washington D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended: December 31, 2000

                                      OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________ to __________

Commission file number: 0-4466

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                             (Full title of Plan)



                          Artesyn Technologies, Inc.
           (Name of issuer of securities held pursuant to the Plan)



                          7900 Glades Road, Suite 500
                           Boca Raton, Florida 33434
                    (Address of principal executive office)


________________________________________________________________________________

                                   CONTENTS
                                   --------

                                                                           PAGE
                                                                           ----

 . Report of Independent Certified Public Accountants                         1

 . Statements of Net Assets Available for Benefits
  as of December 31, 2000 and 1999                                           2

 . Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 2000                              3

 . Notes to Financial Statements                                              4

 . Schedule:
  --------

  Schedule I  - Schedule H, Part IV, line 4i - Schedule of Assets Held for
                Investment Purposes as of December 31, 2000                  9

 . Signatures                                                                10

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the Artesyn Technologies, Inc.
 Employees' Tax-Favored Thrift and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Fort Lauderdale, Florida,
 June 27, 2001.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                Statements of Net Assets Available for Benefits
                       as of December 31, 2000 and 1999


                                          2000                  1999
                                   -----------------     -----------------

ASSETS:
  Investments, at fair value             $53,572,369           $59,682,902
                                   -----------------     -----------------
  Receivables:
    Employer contributions                 1,535,507             1,288,968
    Participant contributions                104,567                80,380
                                   -----------------     -----------------
  Total receivables                        1,640,074             1,369,348
                                   -----------------     -----------------

    Total assets                          55,212,443            61,052,250

LIABILITIES:
  Refunds payable for excess
    contributions                                  -                46,568
                                   -----------------     -----------------

  Net assets available for
    benefits                             $55,212,443           $61,005,682
                                   =================     =================


                See accompanying notes to financial statements.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                     for the Year Ended December 31, 2000


ADDITIONS:
  Contributions:
    Employer                                                 $  1,535,507
    Participant                                                 5,876,001
                                                      -------------------
     Total contributions                                        7,411,508

  Dividends                                                     3,491,817
                                                      -------------------
    Total additions                                            10,903,325
                                                      -------------------

DEDUCTIONS:
  Net depreciation in fair value of investments               (11,244,367)
  Benefits paid to participants                                (5,348,366)
  Fees and other charges                                           (6,500)
  Other                                                           (97,331)
                                                      -------------------
    Total deductions                                          (16,696,564)
                                                      -------------------


NET DECREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                (5,793,239)

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                            61,005,682
                                                      -------------------

  End of year                                                $ 55,212,443
                                                      ===================

                See accompanying notes to financial statements.

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
                         Notes to Financial Statements
                            As of December 31, 2000

                            _______________________

1.   PLAN DESCRIPTION

     The following description of the Artesyn Technologies, Inc. Employees' Tax-Favored Thrift and Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     General

     The Plan was established in January 1979. During 1993, the Plan adopted a prototype plan established by Connecticut General Life Insurance Company ("Cigna"). The Plan, as amended, is a defined contribution plan which provides that all employees who have attained the age of 18 by the Plan entrance date and who have three months of service with Artesyn Technologies, Inc. ("Artesyn") become eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Plan Administration

     As of January 1, 1999, Artesyn entered into an agreement whereby Putnam Fiduciary Trust Company (the "Trustee") was appointed trustee of the Plan. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan Administrator. Management of Artesyn serves as the Plan Administrator.

     Contributions and Vesting

     Each year, participants may elect to contribute up to 20% of their pretax annual compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Participants are immediately vested in their contributions plus earnings thereon. In 2000, qualified employees could contribute up to $10,500, as limited by the Internal Revenue Code ("IRC"). Matching contributions may be made to the Plan by Artesyn at the discretion of its Board of Directors up to 50% of the first 6% of compensation (as defined in the Plan) that a participant contributes to the Plan. In 2000, employee contributions were matched at 50% of the first 6% of compensation.

     Under the Plan, the Plan Administrator has the right to direct the investment of the matching contribution. The Plan Administrator provides that currently 100% of such contribution is to be invested in Artesyn's Stock Fund. Vesting in Artesyn's matching contributions plus earnings thereon occurs at a rate of 20% for each year in which an employee completes 1,000 hours of service, except that such amounts become fully vested upon a participant's retirement, death or termination of employment because of inability to work due to total or permanent disability. The forfeited, non-vested interest in participants' accounts may be used to reduce Artesyn's matching contribution or reduce the reasonable expenses of the administration of the Plan. In 2000, $51,861 was forfeited and used to reduce Artesyn's matching contributions.

     Investment Options

     Participants may elect to invest in any of the available fund options. Participants are allowed to change the investment election for future salary deferral contributions or to transfer their existing accounts among the available investments at any time. The following is a description of investment options currently offered by the Plan to participants:

     .  The Artesyn Stock Fund invests in Artesyn's common stock.

     . The George Putnam Fund of Boston seeks both income and growth of capital by investing in equity and investment grade fixed income securities with income, growth and capital appreciation potential.

     . The Putnam Fund for Growth and Income seeks equity securities that have both capital growth potential and current income in the form of regular dividends.

     . The Putnam Investors Fund seeks long-term capital appreciation by investing in equity securities of larger, well-established companies. These firms are selected from a range of industries to ensure a significant level of diversification.

     . The Putnam Income Fund seeks fixed income securities of corporations and governments worldwide, that are either investment-grade or below investment-grade, with intermediate or long-term maturities.

     . The Putnam OTC and Emerging Growth Fund seeks capital appreciation by investing primarily in common stocks traded in the Over-the-Counter market and common stock of small to medium sized companies listed on designated securities exchanges that have potential for capital appreciation greater than market averages.

     . The Putnam New Opportunities Fund seeks long-term capital appreciation by investing in equity securities of companies in the fastest growing industry sectors.

     . The Putnam International Growth Fund seeks to invest mainly in common stocks of mid-size and large companies outside the United States. The fund seeks capital appreciation in the stocks of companies who are undervalued and companies whose earnings will grow faster than the economy as a whole.

     . The Putnam S&P 500 Index Fund seeks securities that constitute the Standard & Poor's Composite Stock Price Index, a common measure of U.S. market performance, in order to closely approximate its performance.

     . The Putnam Bond Index Fund will achieve a return that closely approximates the Lehman Brothers Aggregate Bond Index, a common measure of U.S. investment-grade bond market performance. The fund will invest directly in the securities that constitute the index, either directly or through the purchase of shares of collective investment trusts.

     . Putnam Stable Value Fund is a collective investment trust that seeks high quality guaranteed investment contracts issued by insurance companies, banks, and other financial institutions. The fund may also invest up to 50% of its balance in fixed income securities owned by the fund or "wrapped" by a financial institution.

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income (losses), Artesyn's contributions and the participant's contributions. Allocations of the Plan's income (losses), forfeitures of terminated participants' nonvested accounts and administrative expenses are based on participant account balances, as defined.

     Loans to Participants

     Participants may borrow the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $1,000. Loans are repayable primarily through payroll deductions over periods ranging up to 60 months unless the loan is for the purchase of a primary residence, in which case a reasonable period is determined at the time of the loan. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the loan. Interest rates on outstanding loans range from 6.00% to 11.25%.

     Benefits

     Upon termination of services due to death, disability or retirement, a participant may elect to receive either a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

     Plan Termination

     Although it has not expressed any intent to do so, Artesyn has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts and the Plan will continue until all accounts have been distributed.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition

     The Plan follows Statement of Position No. 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP 94-4") which specifies the accounting for investment contracts issued by either an insurance enterprise or other entity.

     The Putnam Stable Value Fund (the "Stable Value Fund") is a collective investment trust offered as an investment by the Plan. The Stable Value Fund invests mainly in Guaranteed Investment Contracts and security backed investments "wrapped" by insurance companies, banks, and other financial institutions. The Stable Value Fund maintains the contributions from the participants in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the issuers of the contracts or otherwise.

     The Stable Value Fund is fully benefit-responsive and, in accordance with SOP 94-4, is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus accrued interest. The crediting interest rate and average effective yield on this account, which equals the average crediting interest rate, were as follows:

     Crediting interest rate - January 1, 1999 & December 31, 1999        5.56%
     Average yield                                                        5.77%

     Crediting interest rate - January 1, 2000 & December 31, 2000        6.18%
     Average yield                                                        6.45%

     Investments in the Artesyn Stock Fund are stated at fair value based on the last reported sales price on the last business day of the year. Shares of listed mutual funds are valued at their quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of benefits

     Benefits are recorded when paid.

     Administrative Expenses

     Except for certain investment fees and charges, expenses of the Plan for legal, accounting and other administrative services are paid by Artesyn. For 2000, $36,668 was paid by the Company on behalf of the Plan.

     Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year's presentation.

3.  INVESTMENTS

     The following table presents the individual investment securities that exceeded 5% of the Plan's net assets available for benefits at December 31, 2000 and 1999:

                                                                               2000                 1999
                                                                           -----------          -----------
     Participant Directed Investments:
        Putnam Stable Value Fund, 12,455,387 shares
           in 2000 and 13,411,525 shares in 1999                           $12,455,387          $13,411,525

        Putnam Investors Fund, 450,012 shares in 2000
           and 481,216 shares in 1999                                        6,912,188            9,215,288

        Putnam Fund for Growth and Income, 318,792
           shares in 2000 and 333,814 shares in 1999                         6,226,008            6,259,011

        Putnam International Growth Fund, 201,543
           shares in 2000 and 183,452 shares in 1999                         4,980,122            5,444,852

        Putnam New Opportunities Fund, 84,281 shares
           in 2000 and 63,272 shares in 1999                                 4,940,559            5,755,215

        Putnam OTC and Emerging Growth Fund, 338,206
           shares in 2000 and 194,348 shares in 1999                         4,707,826            7,192,822

        Putnam S&P 500 Index Fund, 94,486 shares in
           2000 and 109,136 shares in 1999                                   2,993,303            3,813,232

        Artesyn Stock Fund, 344,724 shares in 2000
           and 218,001 shares in 1999                                        5,475,552            4,578,021

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,244,367 as follows:

               Mutual funds                            $(11,767,044)
               Artesyn Stock Fund                           522,677
                                                  -----------------
                                                       $(11,244,367)
                                                  =================

4.  TAX STATUS

     The Plan obtained its latest determination letter in 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, and Artesyn has requested a new determination letter on the restated Plan. Artesyn believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC, and that the Plan, therefore, continues to qualify under Section 401 (k) and the related trust continues to be tax-exempt as of December 31, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.


5.  RELATED PARTY TRANSACTIONS

     The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

Schedule I

                          Artesyn Technologies, Inc.
                Employees' Tax-Favored Thrift and Savings Plan
Schedule H, Part IV, line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000


                                              Description of Investment
                                           Including Maturity Date, Rate of
Identity of Issue, Borrower, Lessor          Interest, Collateral, Par or
 or Similar Party                                   Maturity Value                      Cost               Fair Value
------------------------------------      ----------------------------------      ----------------      ----------------
Putnam Stable Value Fund (a)              Mutual fund, variable rate and
                                            maturity                                    12,455,387            12,455,387

Putnam Investors Fund (a)                 Mutual fund, variable rate and
                                            maturity                                     6,956,623             6,912,188

Putnam Fund for Growth & Income (a)       Mutual fund, variable rate and
                                            maturity                                     6,461,716             6,226,008

Putnam New Opportunities Fund (a)         Mutual fund, variable rate and
                                            maturity                                     6,060,011             4,940,559

Putnam International Growth Fund (a)      Common/collective trust, variable
                                            rate and maturity                            4,624,479             4,980,122

Putnam OTC and Emerging Growth Fund       Mutual fund, variable rate and
 (a)                                        maturity                                     7,809,096             4,707,826

Putnam S&P 500 Index Fund (a)             Mutual fund, variable rate and
                                            maturity                                     2,954,772             2,993,303

George Putnam Fund of Boston (a)          Mutual fund, variable rate and
                                            maturity                                     2,722,253             2,642,427

Putnam Income Fund (a)                    Mutual fund, variable rate and
                                            maturity                                       768,823               747,520

Putnam Bond Index Fund (a)                Mutual fund, variable rate and
                                            maturity                                       295,140               300,317

Artesyn Technologies, Inc. (a)            Company common stock fund
                                                                                         6,106,620             5,475,552
Loan Fund                                 Loans from participants, 6.00% to
                                            11.25% rates, variable maturity
                                                                                         1,191,160             1,191,160

                                                                                ------------------    ------------------
     TOTAL                                                                             $58,406,080           $53,572,369
                                                                                ==================    ==================

     (a) Represents a party-in-interest investment.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.


                                                Artesyn Technologies, Inc.
                                                  Employees' Tax-Favored
                                                 Thrift And Savings Plan
                                                 -----------------------
                                                     (Name of Plan)



                                           By: /s/Pauline G. Thomas           .
                                               --------------------------------
                                               Pauline G. Thomas
                                               Plan Administrator



     Date:  June 27, 2001.